FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of

the Securities Exchange Act of 1934

For the month of August

HSBC Holdings plc

42nd Floor, 8 Canada Square, London E14 5HQ, England

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

Form 20-F X                    Form 40-F

1 August 2023

HSBC HOLDINGS PLC
INTERIM RESULTS 2023
WEBCAST AND CONFERENCE CALL

HSBC will be holding a webcast presentation and conference call today for investors and analysts. The speakers will be Noel Quinn (Group Chief Executive) and Georges Elhedery (Group Chief Financial Officer).

A copy of the presentation to investors and analysts is attached and is also available to view and download at https://www.hsbc.com/investors/results-and-announcements/all-reporting/group.

Full details of how to access the conference call appear below and details of how to access the webcast can also be found at www.hsbc.com/investors/results-and-announcements.
It is also available here: http://www.rns-pdf.londonstockexchange.com/rns/8756H_1-2023-8-1.pdf

Time: 7.30am (London); 2.30pm (Hong Kong); and 2.30am (New York).

Webcast: https://streamstudio.world-television.com/768-1961-33211/en

Conference call access numbers:
Restrictions may exist when accessing freephone/toll-free numbers using a mobile telephone.

Passcode: 6173686
	Toll-free	Toll
UK	0800 917 6808
US	866 844 9413
Hong Kong		+852 3001 3802
International		+1 210 795 0512

Replay access details from 1 August 2023 10.00am BST - 31 August 2023 11.00am BST

Passcode: 4012
	Toll-free	Toll
UK	0800 3765 741	+44 20 3430 8988
US	+1 888 568 0701	+1 203 369 4584
Hong Kong		+852 3018 4311
International		+1 203 369 4584

Note to editors:

HSBC Holdings plc
HSBC Holdings plc, the parent company of HSBC, is headquartered in London. HSBC serves customers worldwide from offices in 62 countries and territories. With assets of US$3,041bn at 30 June 2023, HSBC is one of the world's largest banking and financial services organisations.

ends/all

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HSBC Holdings plc

By:
Name: Aileen Taylor
Title: Group Company Secretary and Chief Governance Officer

Date: 01 August 2023